SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ/MF (Corporate Tax Registration) 02.808.708/0001-07
NIRE (Companies Registrar) 35.300.157.770
A Publicly-Held Company

Minutes of the Extraordinary General Meeting of Companhia de Bebidas das Américas - AmBev (“Company”), held on June 29, 2007, drawn up in the summary format:

1.	Date, Time and Venue: On June 29, 2007, at 10:00 a.m., at the Company’s headquarters located at Rua Renato Paes de Barros 1017, 4º andar, Itaim Bibi, in the City of São Paulo, State of São Paulo.

2.
Call Notice: The call notice was published in the Official Gazette of the State of São Paulo, on (i) June 7, (ii) June 12, and (iii) June 13, 2007, respectively, on pages 9, 18 and 19 and on “Gazeta Mercantil” - Edição Nacional, on (iv) June 8, (v) June 11, and (vi) June 12, 2007, respectively, on pages A-9, A-15 and A-9.

3.
Attendance: Shareholders representing 91.30% of the voting capital and shareholders representing 49.78% of the Company’s preferred stock, as evidenced by their signatures in the “Shareholders’ Attendance Book”. Present, also, the Co-Chairman of the Board of Directors, Mr. Victório Carlos De Marchi, the members of the Fiscal Council, Messrs. Álvaro Antonio Cardoso de Souza and Ary Waddington, the representative of the specialized company APSIS Consultoria Empresarial Ltda., Mr. Luiz Paulo Cesar Silveira, and the representative of the independent auditors, Mr. Altair Tadeu Rossato, pursuant to the Law.

4.	Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Paulo Cezar Aragão, Secretary.

5.
Resolutions: The following resolutions were taken by shareholders representing more than 90% of the Company’s voting capital attending the Meeting, with the abstention of those legally impeded from voting:

5.1. To authorize the drawing up of the Minutes of these Extraordinary General Meeting in summary format, as well as their publication with the omission of the signatures of the attendant shareholders, pursuant to Article 130 and its paragraphs in Law No. 6,404/76.

5.2. To ratify the appointment of APSIS Consultoria Empresarial Ltda., a company with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, grupo 1,802, Centro, CEP 20010-020, enrolled with the CNPJ/MF under No. 27.281.922/0001-70 (“APSIS”), previously made by Company’s management, to appraise the net worth of Beverage Associates Holding Ltd., a wholly-owned subsidiary of the Company, established under the laws of the Bahamas, with headquarters at Mareva House, 4, George Street, Nassau, Bahamas (“BAH”), to be merged, at book value, into the Company, and, therefore, prepare the respective appraisal report having December 31, 2007 as the reference date (“Reference-Date”). The shareholder Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds abstained from voting with relation to this deliberation.

5.3. To ratify the appointment of APSIS, previously made by the Company’s management, to appraise the net worth, at book value, of the Company and of BAH, on the Reference-Date, in compliance with the provisions of Article 264 of Law No. 6,404/76. The net worth of both companies were appraised at their book value, as authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) in a joint committee meeting held on May 29, 2007 (Processo CVM nº RJ/2007/3465) and the appraisal report available to the shareholders as mentioned in the call notice of this meeting and in the press lease published on June 14, 2007. The shareholder Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds abstained from voting with relation to this deliberation.

5.4. To approve, after examined and discussed, without any remarks, the appraisal report of the net worth of BAH, drawn up, for the purposes of Article 226 and according to the terms of Article 8, both of Law No. 6,404/76 (the “Appraisal Report”), by APSIS, which, after certified by the Meeting Board, shall become a part of the present minutes as Exhibit I. Such Appraisal Report establishes that the net worth of BAH, on the Reference-Date, is at least R$ R$448,561,678.24. The shareholder Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds abstained from voting with relation to this deliberation.

5.5. To approve, based on the appraisal report and in the terms and conditions set forth in the Protocol and Justification executed by the management of the Company and BAH on June 11, 2007 (the “Protocol and Justification”), also herein approved, the merger, by the Company, of its wholly-owned subsidiary BAH, object of an unanimous favorable opinion of the Company’s Fiscal Council on June 26, 2007. The opinion from the Company’s Fiscal Council, after certified by the Meeting Board, is filed at the Company’s headquarters, and all of BAH’s assets, rights and obligations related or mentioned in the Appraisal Report shall now belong to the Company, with the consequent extinction of BAH for all legal purposes. Such Protocol and Justification, after certified by the Meeting Board, shall become a part of the present minutes as Exhibit II. The shareholder Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds abstained from voting with relation to this deliberation.

5.6. To register that, since 100% of shares representing BAH’s capital stock are held by the Company, the merge herein approved will not result in an increase of the Company’s net worth, to the extend that BAH´s net worth is already entirely reflected in the Company’s net worth due to the use of the equity accounting method. Consequently, there will be no increase of the net equity of the Company or issuance of new shares.

5.7. To register that, since the merger object of the Protocol and Justification was approved by shareholder holder of shares representing 100% of BAH’s capital stock, there is no reason to discuss withdrawal rights.

5.8. To authorize the management of the Company represented according to its by-laws, to carry out all necessary actions for the implementation and formalization of the merger herein approved. The shareholder Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds abstained from voting with relation to this deliberation.

5.9. To approve the cancellation of 92,484,183 common shares and 963,506,062 preferred shares, both held in treasury, without reduction of the Company’s capital stock, being the amendment to the bylaws with reference to this matter stated below. The shareholder Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds abstained from voting with relation to this deliberation.

5.10. In addition, to approve the reverse split of Company’s shares in the proportion of 100 existing shares to 1 new share after the reverse stock split, with no amendment to the Company’s capital stock. The shareholder Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds abstained from voting with relation to this deliberation.

5.11. To fix the term of 30 days as of the date in which a Notice to the Shareholders is published for the Company’s shareholders to, at their sole discretion, adjust their odd lots resulting from the reverse split into round lots, by means of acquisition or sale, from or to other shareholders, of the fraction of shares they are entitled to.

5.12. To determine that, once the referred 30-day term is finished, the shares that are not accredited in full to each shareholder will be sold in the stock exchange, through an auction. The result of the sale will be divided, proportionally, between the fraction holders, according to paragraph 3 of article 169 of Law No. 6,404/76.

5.13. To determine that the Company’s Officers shall take any additional actions related to the reverse stock split now approved, including the publication of the Notice to the Shareholders referred above. The shareholder Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds abstained from voting with relation to this deliberation.

5.14. Since the American Depositary Receipts - ADRs issued by the Company also represent 100 shares, the ADRs will continue to be negotiated withouth amendments, and each ADR will represent one common or preferred share, as the case may be.

5.15. As a result of the resolutions taken under items 5.9 and 5.10 above and the verification, by the Board of Directors, on June 26, 2007 of the increase of the capital pursuant to the Extraordinary General Meeting of April 27, 2007, to amend the heading of Clause 5 of the Company’s by-laws, which shall, from now on, read as follows, its respective paragraphs remaining unchanged:

“Clause 5 - The Capital Stock is of R$6.105.206.551,55, divided into 624.417.235 shares, of which 345.054.728 are common shares and e 279.362.507 are preferred shares, without par value.”

6.
Approval and Closure: Nothing more to be dealt with, these present Minutes were drawn up, and after being read and approved, were signed by the members of the presiding board and shareholders representing the majority that the resolutions taken in these Meetings require. Signatures: Victório Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary; Victório Carlos De Marchi, Co-Chairman of the Board of Directors; Álvaro Antonio Cardoso de Souza, Member of the Fiscal Council; Ary Waddington, Member of the Fiscal Council; Luiz Paulo Cesar Silveira, Representative of the specialized company APSIS Consultoria Empresarial Ltda.; Altair Tadeu Rossato, Representative of Deloitte Touche Tohmatsu. Shareholders: Interbrew International B.V., Represented by Monique Mesquita Mavignier de Lima; AmBrew S.A., Represented by Monique Mesquita Mavignier de Lima; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, Represented by José Heitor Attílio Gracioso and José de Maio Pereira da Silva; Victório Carlos De Marchi; José Heitor Attílio Gracioso; José de Maio Pereira da Silva; Ary Waddington; Paulo Cezar Aragão; Instituto AmBev de Previdência Privada, Represented by Fabiana Utrabo Rodrigues; Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, Represented by Matheus Corredato Rossi; Kansas Public Employees Retirement System, Ford Motor Company Defined Benefit Master Trust, Teachers Retirement System of the State of Illinois, Aegon/Transamerica Series Trust - Van Kampen Active International Allocation, Aegon Custody B.V., Omers Administration Corporation, Philips Electronics North America Corporation Master Retirement Trust, Commonwealth of Pennsylvania Public School Employees’ Retirement System, AGF Emerging Markets Value Fund, Morgan Stanley Investment Mangement Active International Allocation Trust, The California State Teachers Retirement System, Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard Int Equity Index Funds, Bell Atlantic Master Pension Trust, Templeton Emerging Markets Series, Templeton Developing Markets Securities Fund, Templeton International Emerging Markets Fund, Templeton Developing Markets Trust, Franklin Templeton Investment Funds, Franklin Templeton Tax Class Corporation, Templeton Global Investment Trust - Templeton Bric Fund, Morgan Stanley Institutional Fund, Inc., Active International Allocation Portfolio, Morgan Stanley Dean Witter International Fund, Norges Bank, Represented by Anali Penteado Buratin; Irmgard Elisabeth Prufer, Otto Georges Guillaume Prufer, Represented by Philippe Prufer; Philippe Prufer; Fundo Bradesco Templeton V L Fundo de Investimento em Ações, Franklin Templeton IBX Fundo de Investimento em Ações, Represented by Cristina dos Santos de Almeida; Rolf Laves; Monique Mesquita Mavignier de Lima.

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, June 29, 2007.

_______________________________________
Paulo Cezar Aragão
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: June 29, 2007	By:	/s/ Graham Staley

Graham Staley Chief Financial Officer and Investor Relations